SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement regarding further avoiding competition between China Petroleum & Chemical Corporation (the “Registrant”) and its controlling shareholder China Petrochemical Corporation, made by the Registrant on March 14, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

ANNOUNCEMENT IN RELATION TO FURTHER AVOIDING THE COMPETITION BETWEEN CHINA PETROLEUM & CHEMICAL CORPORATION AND CHINA PETROCHEMICAL CORPORATION

Sinopec Corp. and all directors of the board warrant that there are no misrepresentations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

China Petroleum & Chemical Corporation (“Sinopec Corp.”) has recently received from its controlling shareholder, China Petrochemical Corporation Undertakings Regarding Further Avoiding the Competition with China Petroleum & Chemical Corporation (the “Undertakings”). The main terms of the Undertakings are as follows:

In order to support the business development of Sinopec Corp., integrate the related assets of high quality and avoid the competition, China Petrochemical Corporation has made undertakings not to compete with Sinopec Corp. and entered into a non-competition agreement with Sinopec Corp. prior to this announcement, which have been disclosed in the prospectus in relation to the initial public offering of A shares of Sinopec Corp., the prospectus in relation to the global offering of H shares of Sinopec Corp., the annual reports of Sinopec Corp. since its listing and other related public announcements or documents of Sinopec Corp. China Petrochemical

Corporation will continue to observe the undertakings made prior to this announcement. To further avoid the competition with Sinopec Corp., China Petrochemical Corporation undertakes that:

1.
Sinopec Corp. shall become the sole platform which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products after the integration of these upstream, midstream and downstream businesses in China Petrochemical Corporation.

2.
China Petrochemical Corporation will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with Sinopec Corp. with regard to the chemicals business.

3.
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, after a thorough analysis from political and economic perspectives, Sinopec Corp. proposes to acquire overseas oil and gas assets owned by China Petrochemical Corporation (the “Assets”) when appropriate (the “Proposed Acquisitions”). China Petrochemical Corporation undertakes to transfer the Assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board

Beijing, the PRC

14 March 2012

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+ and Wu Xiaogen+.

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: March 15, 2012